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EXHIBIT 99.1

Press Release Dated July 29, 2010

SECOND QUARTER 2010
Report to shareholders for the period ended June 30, 2010

Suncor Energy 2010 second quarter results – strategy on track

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures on pages 37 to 42 of our report to shareholders for the period ended June 30, 2010. Certain crude oil and natural gas liquid volumes have been converted to millions of cubic feet equivalent of natural gas (mmcfe) or thousands of cubic feet equivalent of natural gas (mcfe) on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) or thousands of boe (mboe) on the same basis. Mmcfe, mcfe, boe and mboe may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. As such, the results for the three months ended June 30, 2010 reflect the results of the post-merger Suncor and the comparative figures for the three months ended June 30, 2009 reflect solely the results of legacy Suncor prior to the merger.

Suncor Energy Inc. recorded second quarter 2010 net earnings of $480 million ($0.31 per common share), compared to a net loss of $51 million ($0.06 per common share) for the second quarter of 2009. Operating earnings (1) in the second quarter of 2010 were $781 million ($0.50 per common share), compared to $38 million ($0.04 per common share) in the second quarter of 2009.

The increase in operating earnings was primarily due to additional upstream production as a result of the August 2009 merger with Petro-Canada, as well as higher benchmark prices in the second quarter of 2010, compared to the second quarter of 2009. This was partially offset by the stronger Canadian dollar, relative to the U.S. dollar.

Cash flow from operations (2) was $1.758 billion ($1.13 per common share) in the second quarter of 2010, compared to $295 million ($0.31 per common share) in the second quarter of 2009. The increase in cash flow from operations was primarily due to production volumes added as a result of the merger as well as higher realized prices.

(1)
Non-GAAP measure. See pages 38 to 39 for a reconciliation of net earnings to operating earnings.

(2)
Non-GAAP measure. See pages 40 to 41.

(3)
Includes Suncor's proportionate production share from the Syncrude joint venture.

(4)
Non-GAAP measure. Excludes capitalized costs related to major projects in progress. See page 39.

Operating Earnings

Operating earnings is a non-GAAP measure that the company uses to evaluate operating performance, which management believes allows better comparability between periods. Operating earnings is calculated by adjusting net earnings for significant one-time items and items that are not indicative of operating performance.

Three months ended June 30
($ millions, after-tax)	2010	2009

Net earnings (loss) as reported	480	(51)
Change in fair value of commodity derivatives used for risk management(1)	(149)	442
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	330	(405)
Mark-to-market valuation of stock-based compensation	(7)	17
Project start-up costs	12	7
Costs related to deferral of growth projects	24	28
Merger and integration costs	23	—
Gains on significant disposals	(112)	—
Impairments and write-offs(2)	156	—
Adjustments to provisions for assets acquired through the merger(3)	24	—

Operating earnings	781	38

(1)
The company adjusts operating earnings for the change in fair value of significant crude oil risk management derivatives. The company also holds less significant risk management derivatives in other segments which are not adjusted for.

(2)
For more information on impairments and write-offs refer to note 5 of the unaudited Interim Consolidated Financial Statements.

(3)
Adjustments were made to the cost estimates for the Exploration and Production Sharing Contract in Libya, a dry hole in Libya, write-off of unproven land in Natural Gas, and to the Montreal coker provision during the second quarter of 2010.

Suncor's total upstream production during the second quarter of 2010 averaged 633,900 boe per day, compared to 336,100 boe per day in the second quarter of 2009, primarily reflecting additional upstream production resulting from the merger.

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average 295,500 barrels per day (bpd) in the second quarter of 2010, compared to second quarter 2009 production of 301,000 bpd. Second quarter 2010 production was impacted by planned maintenance at one of two oil sands upgraders in May and June.

"Prior to heading into planned maintenance this quarter, we achieved record monthly oil sands average production of 333,000 barrels per day in April," said Rick George, president and chief executive officer. "Even with the impacts of maintenance, we had one of our best quarters for oil sands production on record. Although we have some planned maintenance remaining, we're targeting a strong second half to the year."

Cash operating costs for Suncor's oil sands operations (excluding Syncrude) increased to $35.90 per barrel in the second quarter of 2010, compared to $31.30 per barrel during the second quarter of 2009. The increase in cash operating costs per barrel was primarily due to the inclusion of MacKay River costs as a result of the merger, higher product purchase costs and additional maintenance in the second quarter of 2010 compared to the second quarter of 2009.

Suncor's proportionate production share from the Syncrude joint venture contributed an average of 38,900 bpd of production during the second quarter of 2010.

Production from the Natural Gas business averaged 586 mmcfe per day in the second quarter of 2010, compared to 211 mmcfe per day during the second quarter of 2009, primarily due to the addition of Petro-Canada natural gas assets.

Suncor's International and Offshore business contributed an average of 201,900 boe per day of production in the second quarter of 2010. Production rates were impacted by planned maintenance at the company's North Sea operations and by

             Suncor Energy Inc.
 002    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com production quotas in Libya. These impacts were partially offset by strong production in East Coast Canada operations and new production from the Ebla gas project in Syria, which was commissioned in April.

Total sales of refined petroleum products from the Refining and Marketing business averaged 89,000 cubic metres per day during the second quarter of 2010 compared to 33,900 cubic metres per day in the second quarter of 2009, reflecting additional sales volumes from the merger with Petro-Canada.

Strategy and Operational Update

Construction continued on the Firebag Stage 3 in situ oil sands project. The planned $3.6 billion expansion is expected to achieve first production during the second quarter of 2011, with volumes ramping up over an estimated 18 to 24 month period toward a planned production capacity of approximately 62,500 bpd of bitumen.

Spending on engineering for Firebag Stage 4 is expected to continue in 2010 with a target of first bitumen production in the fourth quarter of 2012. Construction of the project, which also has a planned production capacity of 62,500 bpd of bitumen, remains subject to Board of Directors approval.

To support current and future mine reclamation, Suncor applied for and received regulatory approval for a new tailings management plan using the company's proprietary TROTM tailings management process*. Capital spending for large scale implementation of TROTM remains subject to Board of Directors approval.

In Suncor's renewable energy business, construction continued on expansion of the company's St. Clair Ethanol Plant. Work currently underway is expected to double the plant's production capacity, with completion targeted toward the end of 2010. The renewable energy business also received regulatory approval for construction of a new wind power project, Suncor's fifth, in southern Alberta.*

As part of its strategic business alignment, Suncor continued with plans to divest of a number of non-core assets. In the second quarter, Suncor closed the sale of assets known as Rosevear and Pine Creek for net proceeds of $229 million and signed another agreement to sell non-core natural gas properties in Alberta for gross proceeds of $285 million, before closing adjustments. Suncor also reached an agreement to sell all of its shares in Petro-Canada Netherlands B.V. for gross proceeds of €445 million, before closing adjustments. It is anticipated that this sale will close in the third quarter of 2010. The sales that have not closed are subject to the satisfaction of customary closing conditions.

To date, Suncor has disposed of, or reached agreements to dispose of, assets for aggregate consideration of approximately $2.4 billion prior to closing adjustments. Additional assets planned for divestiture include certain natural gas assets in Western Canada as well as North Sea assets in the Scott/Telford and Triton areas.

"One year out from our historic merger with Petro-Canada, we're very pleased with the progress we've seen," said George. "Sales of non-core assets have proceeded well and our growth plans are on track. Every part of this business, from our core oil sands operations and conventional and offshore oil and gas production to our downstream refining and marketing division is delivering on strategy."

*For more information on the TRO tailings management process, wind power projects and other elements of
Suncor's environmental, economic and social performance, see our 2010 Report on Sustainability at www.suncor.com/sustainability, which is not incorporated by reference in this MD&A.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    003

Outlook

Suncor's outlook provides management's targets for 2010 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this outlook.

The following operational outlook for 2010 has been revised from the operational outlook previously issued by management on May 4, 2010. The revisions are principally as follows:

•
the Syncrude production outlook has been adjusted to 36,000 bpd (+/-5%) from 38,000 bpd (+/-5%) primarily due to operational issues at the Syncrude facilities in the second quarter of 2010;

•
the Natural Gas production outlook related to remaining targeted divestitures has been adjusted to 140 mmcfe per day from 180 mmcfe per day as a result of completed dispositions of our Rosevear and Pine Creek properties during the second quarter of 2010 and the change in the assets targeted for potential sale; and

•
the East Coast Canada production outlook has been adjusted to 65,000 bpd (+/-5%) from 60,000 bpd (+/-5%) primarily as a result of improved performance to date.

These changes to the operational outlook have a corresponding impact on the total production outlook which has been adjusted to 610,000 boe per day (+/-5%) from 608,000 boe per day (+/-5%) and total production related to remaining targeted divestitures, which has been adjusted to 63,000 boe per day from 70,000 boe per day.

             Suncor Energy Inc.
 004    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Six Months Actual Ended June 30, 2010	2010 Full Year Outlook

Total production(boe per day) – before remaining targeted divestitures (1)	599,600	610,000 (+/-5%)
Total production(boe per day) – related to remaining targeted divestitures (1)	N/A	63,000

Oil Sands (2)
Production (bpd)	249,300	280,000 (+/-5%)
Sales
Diesel	9%	9%
Sweet	31%	36%
Sour	44%	46%
Bitumen	16%	9%
Realization on crude sales basket (3)	WTI @ Cushing less	WTI @ Cushing less
	Cdn$9.37 per barrel	Cdn$7.00 to Cdn$8.00 per barrel
Cash operating costs (4)	$43.50 per barrel	$38 to $42 per barrel

Syncrude production(bpd)	35,600	36,000 (+/-5%)

Natural Gas
Production (mmcfe per day) – before remaining targeted divestitures (1)	659	580 (+/-5%)
Production (mmcfe per day) – related to remaining targeted divestitures (1)	N/A	140
Natural gas	90%	91%
Crude oil and liquids	10%	9%

East Coast Canada
Production (bpd)	72,600	65,000 (+/-5%)

International
Production (boe per day) – before targeted divestitures (1)	132,300	133,000 (+/-5%)
Production (boe per day) – related to remaining targeted divestitures (1)	N/A	40,000
Crude oil and liquids (5)	82%	84%
Natural gas (5)	18%	16%

(1)
Actual production results will be impacted by the timing of planned divestitures of assets.

(2)
Excludes Suncor's proportionate production share from the Syncrude joint venture.

(3)
Excludes the impact of hedging activities.

(4)
Cash operating cost estimates (excluding Syncrude) are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) an average natural gas price of $5.28 per mcf at AECO.

(5)
Pre-divestment.

This outlook is based on Suncor's current estimates, projections and assumptions for the 2010 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions for the Oil Sands 2010 full year outlook include reliability and operational efficiency initiatives which we expect to minimize further unplanned maintenance in 2010. Assumptions for the Natural Gas, East Coast Canada and International 2010 full year outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance turnarounds.

Suncor Energy Inc.
                                                                                                                                       2010 Second Quarter    005

Risk Factors Affecting Performance

Factors that could potentially impact Suncor's operational outlook for 2010 include, but are not limited to:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in situ reservoir performance could impact 2010 production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•
Planned turnarounds. Production estimates could be negatively impacted if planned turnarounds are not effectively executed.

•
Planned divestitures. Our inability to execute planned divestitures could impact our debt management and capital expenditure plans.

•
Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by production quotas.

The Strategy and Operational Update and Outlook above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined in Risk Factors Affecting Performance above. See the Legal Notice – Forward-Looking Information section of the MD&A included in our report to shareholders for the period ended June 30, 2010, for the material risks and assumptions underlying this forward looking information.

             Suncor Energy Inc.
 006    2010 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.1 Press Release Dated July 29, 2010